Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187470

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
SUPPLEMENT NO. 8 DATED FEBRUARY 11, 2016
TO THE PROSPECTUS DATED OCTOBER 19, 2015
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT II), Inc. dated October 19, 2015, Supplement No. 2 dated November 23, 2015, which superseded and replaced all previous supplements to the prospectus, Supplement No. 3 dated December 4, 2015, Supplement No. 4 dated January 5, 2016, Supplement No. 5 dated January 20, 2016, Supplement No. 6 dated February 1, 2016 and Supplement No. 7 dated February 4, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Office & Industrial REIT (CCIT II), Inc.; and
(2)	an update to debt.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the U.S. Securities and Exchange Commission on September 17, 2013. Of these shares, we are offering 250,000,000 shares in our primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. As of February 5, 2016, we had accepted investors’ subscriptions for, and issued, a total of approximately 45.1 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $448.2 million (including shares issued pursuant to our distribution reinvestment plan). As of February 5, 2016, approximately 254.9 million shares of our common stock remained available for sale in the offering for approximately $2.5 billion.
We will offer shares of our common stock pursuant to the offering until September 17, 2016, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by September 17, 2016, we may extend the offering as permitted under applicable law. Notwithstanding the foregoing, we reserve the right to terminate this offering at any time. Our board of directors will continue to evaluate the timing for the close of the offering, and currently expects the offering to close during the first half of 2016. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually.
PROSPECTUS UPDATES
Debt
The following information supersedes and replaces the section of our prospectus captioned “Investment Objectives and Policies — Debt — Barclays Loan” beginning on page 120 of the prospectus, and supplements, and should be read in conjunction with, the section of our prospectus captioned “Risk Factors — General Risks Related to Investments in Real Estate” beginning on page 43 of the prospectus:
Freeport Loan
On March 11, 2015, we, through a wholly-owned subsidiary, entered into a loan agreement with Barclays Bank PLC (together with its successors and assigns, the Freeport Lender) in the principal amount of approximately $71.5 million (the Freeport Loan). The Freeport Loan is collateralized by one multi-tenant commercial property that is 99% leased to Freeport Minerals Corporation (Freeport), a wholly-owned subsidiary of Freeport-McMoRan Inc., which we purchased for a purchase price of $110.0 million. The Freeport Loan bears interest at a fixed rate of 4.77% per annum with interest payments due monthly. The anticipated repayment date is April 6, 2025.
We generally do not have the right to prepay the Freeport Loan, in whole or in part, prior to March 11, 2018. The Freeport Loan contains certain yield maintenance provisions that include a prepayment penalty, which would apply if we elect to prepay the Freeport Loan in whole on, or subsequent to, March 12, 2018, but prior to January 6, 2020.

The Freeport Loan provides that in the event Freeport’s credit rating is downgraded below certain thresholds, as described in the loan agreement, our cash flow in excess of approved operating expenses, management fees and debt service payments from Freeport’s lease payments would be swept to a cash management account to be held in reserve for approved leasing expenses. On January 27, 2016, Moody’s Investors Services, Inc. downgraded Freeport’s debt below the thresholds provided in the Freeport Loan as a result of weakened market demand and lower prices for copper and oil. On February 5, 2016, we, through our wholly-owned subsidiary, entered into a modification agreement to the Freeport Loan to provide that the Freeport Lender will accept a letter of credit in lieu of any cash sweep (the Modification). Also on February 5, 2016, in connection with the Modification, a letter of credit in the aggregate amount of approximately $4.9 million was issued pursuant to our existing Amended Credit Agreement with JPMorgan Chase for the benefit of the Freeport Lender. This letter of credit will be held for and applied to any approved leasing expenses, and is subject to renewal on an annual basis. Under the terms of the Modification, if Freeport’s credit rating continues to be below the thresholds provided in the Freeport Loan on the date that the cash management account would have accrued approximately $4.9 million had the cash sweep been put into effect as originally contemplated by the Freeport Loan, then the amount of the letter of credit will be increased at that time by the total amount that would be expected to accrue in the cash management account in the next twelve months if the cash sweep had been put into effect, less any approved leasing expenses previously paid by us. Subsequent future adjustments would be made annually thereafter based upon a similar process. All other material terms of the Freeport Loan remain unchanged by the Modification.
The Freeport Loan is non-recourse to us and our subsidiaries, but we are each liable for customary non-recourse carve-outs. The Freeport Loan contains customary affirmative and negative covenants. Upon the occurrence of an event of default, interest on the Freeport Loan will accrue at an annual default interest rate equal to the lesser of 8.77% per annum or the highest rate permitted by the applicable law governing the Freeport Loan and any outstanding principal and interest would be payable on the demand of the Freeport Lender. As of September 30, 2015, Freeport accounted for approximately 14% of our 2015 gross annualized rental revenue. As of February 5, 2016, $71.5 million was outstanding under the Freeport Loan, as amended.

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